Exhibit 3.4

            CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION
                                       OF
                                 BIOCORAL, INC.

It is hereby certified that:

         1. The name of the corporation is Biocoral, Inc.

         2. The certificate of incorporation of the Corporation is hereby amended by striking out Article Fourth thereof and by substituting in lieu of said Article the following new Article:

                  "FOURTH: Effective on December 23, 2002, this Article of Amendment to the Amended and Restated Articles of Incorporation (the "Effective Time"), the Corporation shall have authority to issue is one hundred and one million (101,000,000) shares of common stock of Corporation, par value of $.001 per share, and each 15 shares of the Class A and Class B common stock of the Corporation, par value $0.001 per share (the "Old Common Stock"), issued and outstanding or reserved for issuance or held in treasury shall automatically, and without any action by the holder thereof, be reclassified into 1 share of common stock of the Corporation, par value $0.001 per share (the "New Common Stock"), and each certificate which prior to the Effective Time represented 15 shares of the Old Common Stock shall, from the Effective Time, be deemed to represent 1 share of the New Common Stock. Shareholders shall receive cash in lieu of fractional shares. The authorized capital stock of the Corporation will not be reduced under or by reason of any amendment herein certified."


         3. The amendments of the certificate of incorporation herein certified have been duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.


Date: December 20, 2002

/s/ Nasser Nassiri
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Nasser Nassiri, President